ENVOY COMMUNICATIONS GROUP INC.

MANAGEMENT DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Three months ended December 31, 2002 compared with three months ended December 31, 2001

Net revenue Net revenue for the three months ended December 31, 2002 was $11.9 million compared to $16.8 million for the three months ended December 31, 2001, representing a decrease of $4.9 million or 29%. Approximately $2.5 million of the decrease is related to a decline in revenues from our technology business. The assets of Devlin and Sage were sold during October and November of fiscal 2003 and so our revenue is down significantly because of this. Revenue from advertising is also down by approximately $400,000. The revenue from our New York agency was down approximately $600,000 but this was offset by an increase in revenue from our Canadian agency, John Street. The outlook for revenue in New York continues to be weak for the balance of the year and so, after lengthy review of all options available to us we chose to close this business in New York in February, 2003. John Street revenues continue to improve and we announced the addition of two new accounts recently, Harvey’s and The Movie Network. Net revenue from design services decreased approximately $2.1 million from $10.2 million to $8.1 million. Approximately $1.0 million of this decrease relates to the closing of certain unprofitable parts of the design business during fiscal 2002, including our operations in Sweden, Boston and New York. We believe that the balance of the decline in revenue is related primarily to the timing of customer branding programs which happens in this business.

Operating expenses Operating expenses for the three months ended December 31, 2002 were $11.4 million, compared to $17.0 million for the three months ended December 31, 2001, representing a decrease of $5.7 million or 33%. The decline in operating expenses was anticipated largely because of the restructuring plan implemented in fiscal 2002.

Salaries and benefits expenses for the three months ended December 31, 2002 were $8.1 million, compared to $12.9 million for the three months ended December 31, 2001, representing a decrease of $4.8 million or 37%. The represents an annualized reduction of approximately $20 million. Salaries and benefits are being closely monitored in order to better match our expected revenues with labour costs.

General and administrative expenses for the three months ended December 31, 2002 were $2.1 million, compared to $2.8 million for the three months ended December 31, 2001, representing a decrease of $726,000 or 26%. The decrease in general and administrative expenses was in line with the reduced level of revenue. However, we are also making efforts to incur expenses prudently and making expenditures that will add revenue, improve efficiencies or in order to comply with regulations governing the business units.

Occupancy costs for the three months ended December 31, 2002 were $1.1 million compared to $1.3 million for the three months ended December 31, 2001. Decrease is a result of the abandonment of redundant office space in both New York during fiscal 2002. We will continue to see improvement in occupancy costs this year resulting from the abandonment of additional office space in New York and in Toronto this fiscal year.

EBITDA before restructuring costs For the three months ended December 31, 2002, we had EBITDA before restructuring costs of $543,000 compared to EBITDA before restructuring costs of ($252,000) for the three months ended December 31, 2001.

Other items Depreciation expense for the three months ended December 31, 2002 was $570,000 compared to $747,000 for the three months ended December 31, 2001.

Interest charges for the three months ended December 31, 2002 were $692,000 compared to $191,000 for the three months ended December 31, 2001. As described in Note 2B to the consolidated financial statements the increase in interest expense is due to a number of factors. The interest rate of our bank facility increased from a blended rate of approximately 3% in fiscal 2002 to 8.5% in the fist quarter of this year. We issued convertible debentures during the later half of fiscal 2002 to help fund our restructuring costs. The debentures carry a coupon of 10%. In addition to the cash interest on the debentures there is an imputed, non cash expense during the quarter of $187,062. The requirement for this non cash interest expense and the basis of calculating the amount of interest is explained in Note 2(d). We also had expenses relating to renegotiating our debt facility of $69,138 in the quarter. Interest expense will decrease a result of $3.0 million in principal repayments made in January and February 2003.

In fiscal 2003, the Company has adopted the new provisions of the Canadian Institute of Chartered Accountants (“CICA”), Handbook Section 1581, “Business Combinations”. All business combinations are accounted for using the purchase method of accounting. Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001 was not amortized and is subject to impairment testing. As a result of this new pronouncement, there is $6,000 charge of amortization of intangible asset but, no goodwill amortization expense.

Net earnings (loss)
As a result of the foregoing factors, we had a net loss of ($602,000) for the three months ended December 31, 2002, compared to net loss of ($1.8) million for the three months ended December 31, 2001.

Per share amounts
The per share amounts are as follows: for the three months ended December 31, 2002, the fully diluted EBITDA per share before restructuring costs was $0.03, the fully diluted loss before amortization per share was ($0.03) and the fully diluted net loss per share was ($0.03). For the three months ended December 31, 2001, the fully diluted EBITDA per share before restructuring cost per share was ($0.01), the fully diluted earnings before goodwill amortization per share was ($0.05) and the fully diluted net earnings per share was ($0.09).

CASH FLOWS

Net cash provided by (used in) operating activities before any increase/decrease in non-cash operating working capital was $4,254,577 for the three months ended December 31, 2002 and ($12,063,871) for the three months ended December 31, 2001. The improvement in net cash provided by operating activities was due to the timing of large media payments and cash receipts from quarter to quarter increased earnings and improved operating performance discussed above.

Net cash provided by (used in) financing activities was $13,000 for the three months ended December 31, 2002, and ($202,000) for the three months ended December 31, 2001. Increase primarily due to approximately $628,000 of common share redeemed in fiscal 2001, whereas there are no common shares redeemed in fiscal 2002.

Net cash provided by (used in) investing activities was $82,000 for the three months ended December 31, 2002 and ($312,000) for the three months ended December 31, 2001. The increase was due to no acquisition payments made, a decrease in the purchase of capital assets, and proceeds on the sale of capital assets, in fiscal 2002.